EXHIBIT 11


                       MIDAMERICAN ENERGY HOLDINGS COMPANY
                        CALCULATION OF EARNINGS PER SHARE
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     THREE MONTHS                  NINE MONTHS
                                                  ENDED SEPTEMBER 30            ENDED SEPTEMBER 30
                                             ---------------------------    --------------------------
                                                  1999           1998           1999           1998
                                             ------------    -----------    -----------    -----------
Actual weighted average shares
    outstanding for the period ...........     60,591,723     59,673,981     59,944,986     60,330,157

Dilutive stock options and warrants
    using average market prices ..........        888,309        539,438        857,729        616,726

Additional dilutive stock options assuming
    conversion of convertible preferred
    securities of subsidiary trusts ......      9,849,600     13,326,683     11,594,510     13,326,683
                                             ------------    -----------   ------------    -----------
Diluted shares outstanding ...............     71,329,632     73,540,102     72,397,225     74,273,566
                                             ============    ===========   ============    ===========

Income before extraordinary item .........   $     49,696    $    47,623   $    150,548    $   107,384

Extraordinary item, net of tax ...........         (3,170)             -        (40,056)             -
                                             ------------    -----------   ------------    -----------

Net income available to
    common stockholders ..................   $     46,526    $    47,623   $    110,492    $   107,384
                                             ============    ===========   ============    ===========

Income per share before
    extraordinary item ...................   $        .82    $       .80   $       2.51    $      1.78

Extraordinary item .......................           (.05)             -           (.67)             -
                                             ------------    -----------   ------------    -----------

Net income per share .....................   $        .77    $       .80   $       1.84    $      1.78
                                             ============    ===========   ============    ===========

Diluted income per share before
    extraordinary item(1) ................   $        .76    $       .72   $       2.29    $      1.67
                                             ============    ===========   ============    ===========

Diluted income per share based on SEC
    interpretive release No. 34-9083(1) ..   $        .72    $       .72   $       1.73    $      1.67
                                             ============    ===========   ============    ===========

(1)-Net income available to common stockholders for the three and nine months ended September 30, 1999 was increased by dividends on convertible preferred securities of subsidiary trusts, net of tax effect, of $4,464 and $14,919, respectively, compared with $5,471 and $16,412 respectively, for the same periods in 1998.